                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended  May  31, 2000
                                     --------------

                                       or

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from _____________to______________

           Commission File Number   1-11344
                                  ----------

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                           Latham, New York 12110-0461

Intermagnetics General Corporation
IGC Savings Plan
Financial Statements and Supplemental Schedule
May 31, 2000 and 1999

Intermagnetics General Corporation IGC Savings Plan
Index
--------------------------------------------------------------------------------


                                                                         Page(s)
                                                                         -------

Report of Independent Accountants............................................1
Independent Auditors' Report.................................................2


Financial Statements
       Statements of net assets available for benefits.......................3
       Statements of changes in net assets available for benefits............4
       Notes to financial statements.......................................5-8


Supplemental Schedule
       Schedule of assets held for investment purposes*......................9

* Refers to schedule required in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended May 31, 2000.

                        Report of Independent Accountants


To the Participants and Administrator of Intermagnetics General Corporation IGC Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Intermagnetics General Corporation IGC Savings Plan (the "Plan") at May 31, 2000, and the changes in net assets available for benefits for the year ended May 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


November 17, 2000

                               Independent Auditors' Report


The Plan Administrator
Intermagnetics General Corporation IGC Savings Plan:


We have audited the accompanying statement of net assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.


                                            /s/ KPMG LLP


Albany, New York
July 16, 1999

Intermagnetics General Corporation IGC Savings Plan
Statements of Net Assets Available for Benefits
May 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                    2000           1999
                ASSETS

Assets:

   Investments at fair value (Note 3):           $22,084,031     $18,951,224
   Cash                                               21,427             132
   Participant contributions receivable               72,572          12,187
   Employer contributions receivable                 587,093           3,277
                                                 -----------     -----------
        Net assets available for benefits        $22,765,123     $18,966,820
                                                 ===========     ===========

    The accompanying notes are an integral part of the financial statements.

Intermagnetics General Corporation IGC Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended May 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                               2000           1999
Investment income:
  Net appreciation in fair value of investments (Note 3)   $ 1,950,488   $ 1,765,213
  Interest and dividends                                       593,941        49,484
                                                           -----------   -----------
                                                             2,544,429     1,814,697

Contributions:
  Participants                                               1,815,812     1,271,618
  Employer                                                   1,254,748       285,572
                                                           -----------   -----------
                                                             3,070,560     1,557,190
                                                           -----------   -----------

    Total additions                                          5,614,989     3,371,887
                                                           -----------   -----------

Deductions from net assets attributed to:
  Withdrawals and benefits paid to participants             (1,734,558)   (2,037,679)
  Administrative expenses                                      (82,128)      (98,795)
                                                           -----------    ----------
    Total deductions                                        (1,816,686)   (2,136,474)
                                                           -----------   -----------

Net increase                                                 3,798,303     1,235,413

Net assets available for benefits:
  Beginning of year                                         18,966,820    17,731,407
                                                           -----------   -----------
  End of year                                              $22,765,123   $18,966,820
                                                           ===========   ===========


    The accompanying notes are an integral part of the financial statements.

Intermagnetics General Corporation IGC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Plan

       The following brief description of Intermagnetics General Corporation IGC Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company") that became effective on February 1, 1985, as restated on June 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Eligibility
       An employee must complete 30 days of service from the date of employment, and have attained the age of 18 to be eligible to participate in the Plan. Employees can join the Plan on the first Monday of the month following the 30 days of employment.

       Contributions
       Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation, not to exceed certain Internal Revenue Code limitations. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 5% of their gross compensation, which includes a participant's base compensation, overtime, fees, tips, profits, bonuses and commissions. Company contributions are allocated on the same basis as those chosen for participant contributions. Additional non-elective and/or profit-sharing contributions are at the discretion of the Company. The Company made non-elective discretionary contributions of approximately $800,000 during 2000, of which $566,000 is included in employer contributions receivable at May 31, 2000. There were no discretionary contributions made in 1999.


       Participant accounts
       Participants' accounts are credited with the participants' contributions and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances in the respective funds elected.

       The accumulated values of participants' account as of May 31 were as follows:

                                                 2000            1999

            Active participants              $18,980,805     $16,062,765
            Terminated participants            3,784,318       2,904,055
                                             -----------     -----------

                                             $22,765,123     $18,966,820
                                             ===========     ===========

       Vesting
       All participants immediately vest in their contributions while employer matching contributions vest after one year of service, plus accumulated earnings thereon. A participant vests in non-elective and/or profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

       Forfeitures
       Forfeitures, if any, from accounts of non-vested terminated participants are allocated to pay administrative expenses or to remaining participants in the same manner as Company contributions. There were no significant amounts forfeited during 2000 and 1999.

       Participant loans
       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are collateralized by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

       Payment of benefits
       On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500 for participants joining the Plan before August 5, 1997 or $5,000 for participants joining the Plan thereafter, a lump-sum payment will be made.

       A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.


2.     Summary of Significant Accounting Policies

       Basis of presentation
       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Investments
       Investments are stated at fair value. The fair value of investments in mutual funds are based on quoted redemption values on the last business day of the Plan year. The investments in the Exeter Trust Company collective investment trust funds are stated at fair value based on the market values of the underlying securities as reflected on the funds' financial statements. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on the latest quoted market prices on the last business day of the plan year. Participant loans are valued at cost, which approximates fair value.

       Security transactions are recorded on a trade-date basis. Gain or loss on sales of the Company's common stock is determined using the first-in, first-out (FIFO) method, and, for mutual and trust funds, based on the average cost for investments in the respective funds.

       Administrative expenses
       The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company, or if the Company elects not to pay such expenses, they should be paid from the plan. Administrative expenses paid by the Company on behalf of the Plan were approximately $22,000 and $16,000 during 2000 and 1999, respectively.

       Use of estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


3.     Investments

       A summary of plan investments as of and for the years ended May 31, 2000 and 1999 follows:

                                                                                         May 31, 2000
                                                                             Net Appreciation
                                                                              (Depreciation)
                                                                               in Fair Value             Fair
                                                                                During Year              Value
         Investment in mutual funds:
            American Century Ultra Fund                                         $  1,311,472          $ 10,863,027
            Neuberger and Berman Guardian Fund                                      (281,980)            1,340,767
            Strong Government Securities Fund                                        (23,523)              589,170
         Investment in Exeter Trust Company collective investment trusts:
            Long-Term Growth                                                         269,197             3,221,573
            Growth with Reduced Volatility                                           144,068             1,974,301
            Defensive Growth                                                          35,619               567,832
            Stable Income                                                            142,095             2,320,520
         Participant loans                                                                 -               566,233
         IGC Stock Fund                                                              353,540               640,608
                                                                                ------------          ------------
                                                                                $  1,950,488          $ 22,084,031
                                                                                ============          ============

                                                                                         May 31, 1999
                                                                             Net Appreciation
                                                                              (Depreciation)
                                                                               in Fair Value             Fair
                                                                                During Year              Value
         Investment in mutual funds:
            American Century Ultra Fund                                         $  1,421,367          $  7,940,955
            Neuberger and Berman Guardian Fund                                       (22,674)            1,603,314
            Strong Government Securities Fund                                         34,474               650,643
         Investment in Exeter Trust Company collective investment trusts:
            Long-Term Growth                                                         217,989             3,129,102
            Growth with Reduced Volatility                                            86,358             1,884,523
            Defensive Growth                                                          27,692               665,790
            Stable Income                                                             88,177             2,123,395
         Participant loans                                                                 -               540,282
         IGC Stock Fund                                                              (88,170)              413,220
                                                                                ------------          ------------
                                                                                $  1,765,213          $ 18,951,224
                                                                                ============          ============

4.     Plan Termination

       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.


5.     Income Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated September 1, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and was tax-exempt as of the financial statement date.


6.     Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 as of May 31, 1999:

         Benefits paid to participants per the financial statements          $2,037,679
         Less: Amounts allocated to withdrawing participants
            at May 31, 1999                                                      50,441
                                                                             ----------

         Benefits paid to participants per Form 5500                         $1,987,238
                                                                             ==========

       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to May 31, 1999 but not yet paid as of that date.

       There were no differences between the amounts reported on Form 5500 and these financial statements as of May 31, 2000.

Intermagnetics General Corporation IGC Savings Plan
Schedule of Assets Held for Investment Purposes
May 31, 2000
--------------------------------------------------------------------------------

                                                                     Face Value
                                                Description of        or Number         Current
          Identity of Issue                       Investment          of Shares          Value            Cost

American Century Ultra Fund                     Mutual Fund           259,075         $ 10,863,027    $  9,357,192

Neuberger & Berman Guardian Fund                Mutual Fund            91,770            1,340,767       1,382,076

Strong Funds Government Securities Fund         Mutual Fund            58,858              589,170         615,000

Exeter Trust Long-Term Growth                   Mutual Fund           200,721            3,221,573       2,544,493

Exeter Trust Growth with Reduced Volatility     Mutual Fund           138,160            1,974,301       1,595,043

Exeter Trust Defensive Growth                   Mutual Fund            42,281              567,832         510,886

Exeter Trust Stable Income                      Mutual Fund           183,006            2,320,520       2,254,927

*Intermagnetics General Corporation             Common Stock           56,943              640,608         392,638

Participant Loans                               Loans                                      566,233         566,233
                                                                                      ------------    ------------
                                                                                      $ 22,084,031    $ 19,218,488
                                                                                      ============    ============

*Indicates that the issuer is a party-in interest as defined in the Employee Retirement Income Security Act of 1974.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    INTERMAGNETICS GENERAL CORPORATION
                                    IGC SAVINGS PLAN
                                    (Name Of Plan)


                                    By: /s/Michael C. Zeigler
                                        ------------------------
                                         Michael C. Zeigler
                                         Chief Financial Officer



Dated:  November 22, 2000

                                  Exhibit Index


Exhibit
-------

23                    Consent Of PricewaterhouseCoopers LLP
23(a)                 Consent of KPMG LLP